

June 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (609) 219-1238

Joseph A. Falsetti
President & Chief Executive Officer
Ascendia Brands, Inc.
100 American Metro Boulevard, Suite 108
Hamilton, New Jersey 08619

> **Re: Ascendia Brands, Inc.**
> **Draft Second Preliminary Revised Information Statement on Sch. 14C**
> **Submitted June 1, 2007**
> **Draft Second Preliminary Revised Information Statement on Sch. 14C**
> **Submitted June 1, 2007**
> **Draft Preliminary Revised Information Statement on Sch. 14C**
> **Submitted June 1, 2007**
> **File Nos. 001-32187**

Dear Mr. Falsetti:

    We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Second Preliminary Revised Information Statement on Schedule 14C Submitted June 1, 2007
General

1. We note your proposed response to comment 4 of our letter dated May 10, 2007. The purpose of these transactions, whereby you paid cash redemption fees in excess of the amount by which you reduced your principal indebtedness without substantially altering the terms and conditions of the newly issued notes, remains unclear to us. Please revise further to provide investors with a more complete understanding of the purpose of the redemption and Watershed transactions. Refer to Item 11(d) of Schedule 14A.

2. We note your proposed response to comment 5 of our letter dated May 10, 2007. It appears that cash proceeds from the issuance of notes to Watershed is $10 million, while you anticipate using these proceeds, as well as those from the first and second lien credit facilities, for purposes that when aggregated exceed $100 million. Please expand your disclosure in this information statement as well as the information statement initially filed on April 20, 2007, to disclose the amount of proceeds from each lien facility and the amount to be allocated to general corporate purposes. Refer to Item 11(c) of Schedule 14A.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Herbert Henryson II (*via facsimile* 212/986-0604)
        Wolf, Block, Schorr and Solis-Cohen LLP
        250 Park Avenue
        New York, New York 10177